September 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC  20549

Attention: Tom Kluck

    Bryan Hough

Re:Secured Real Estate Income Strategies, LLC

Offering Statement on Form 1-A

File No. 024-10623

Qualification Request

Requested Date: September 28, 2017

Requested Time: 9:00 a.m. Eastern Daylight Time

Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Secured Real Estate Income Strategies, LLC (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes J. Martin Tate of Carman Lehnhof Israelsen, LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 534-4435.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Thomas Braegelmann

Thomas Braegelmann

Chief Executive Officer

cc:  J. Martin Tate

Carman Lehnhof Israelsen, LLP